

October 7, 2010

Rheo A. Brouillard
President and Chief Executive Officer
SI Financial Group, Inc.
803 Main Street
Willimantic, CT 06226

>   **Re: SI Financial Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 10, 2010**
>   **File No. 333-169302**

Dear Mr. Brouillard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 10, 2010

1.   Please provide a recent developments section to disclose the results for the third quarter of 2010, to the extent that this information is available, together with a discussion of these results.

Cover

2.   Please clarify here, and where applicable throughout the document that SI Financial Group Foundation, Inc. will not receive any of your shares in connection with the conversion and offering.

Summary
SI Financial Group, Inc. page 1

3.   Please indicate how many of the 11,777,496 outstanding shares are held by the public.

Reasons for the Conversion and Offering, page 5

4.   Please revise the final bullet point to include some more specific information regarding the financial regulatory reform legislation as well as a cross reference to your *Regulation and Supervision* section.

The Exchange of Existing Shares of SI Financial Group Common Stock, page 8

5.   Please revise footnote 1 to indicate that the $8.00 share is the "offering price" rather than the "market price."

Pro Forma Data, page 28

6.   Revise to include a line item for the portion of the offering proceeds you intend to contribute to SI Financial Group Foundation, Inc.

7.   We note the 2005 Equity Incentive Plan line item under the title Stock Options on page 11 and the related column of estimated value of shares in the amount of $2,365 as well as note 6 to the tabular presentation. Please advise the staff as to the computation of this amount as it appears that the fair value of stock options granted or available for grant has been estimated at $3.71 vs. the disclosed fair value amount of $2.77 per option. Also, provide the related computation of the pro forma stock option expense amount under the line item Pro Forma Net Income for the minimum of the offering range at six months ended June 30, 2010 in the amount of $(110) in the tabular presentation of Pro Forma Data on page 35.

Capitalization, page 32

8.   Please expand the filing to provide the disclosure required by Item 10(e) of Regulation S-K with regard to your presentation of tangible shareholders' equity as a percentage of tangible assets.

Our Business
Multi-Family and Commercial Real Estate Loans, pages 39-40

9.   Please revise this section to provide disclosure regarding what secures the 52% of your multi-family and commercial real estate loans that are not secured by an owner-occupied residence.

Risk Management, page 72

10.   With a view towards additional disclosure, supplementally advise the staff of the aggregate amount of loans at June 30, 2010, December 31, 2009 and December 31, 2008,

that were neither non-performing nor troubled debt restructurings, but that had the loan term extended.

Our Management, page 81

11.   Please revise this section to expand the disclosure of the individual's business experience during the last five years and more fully discuss how that experience will serve you and the Board of Directors. Such information would include the names of any business or organization the directors and executive officers were employed by during the past five years, without any gaps. You should also include the positions/titles held by each person during those times along with a discussion of his or her primary responsibilities at each business or organization.

Annual Pay for Performance Program, page 86

12.   We note you disclose that performance goals established for your annual cash incentives were based on return on average assets, noninterest expense, earnings per share and deposit growth and what the weight of each performance measure was. Please revise your Registration Statement to disclose the targets, trigger values and actual results of these performance goals.

How We Determined the Offering Range and the $8.00 Purchase Price, page 113-116

13.   Please revise this section to specifically list the peer group companies that RP Financial used for comparison in the Appraisal.

14.   We note your disclosure that RP Financial places emphasis on the price-to-earnings and the price-to-book approaches and places lesser emphasis on the price-to-assets approaches in estimating pro forma market value. Please expand this discussion here, and elsewhere where appropriate to explain the reasons for RP Financial's actions.

SI Financial Group Foundation, page 132

15.   Please clarify the first paragraph in the "Tax Considerations" paragraph of this section where you discuss "the contribution of common stock to SI Financial Group Foundation" with your other disclosures indicating that you are not contributing any common stock to the SI Financial Group Foundation.

Exhibit 1.3

16.   Please tell us your plans with respect to filing the final Agency Agreement, including the schedules and appendices thereto.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley at (202) 551-3695 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Attorney-Advisor